PARTNERING FOR SUCCESS


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Thermo Electron Corp

2001 summary annual report

ELECTRON CORPORATION

[partnering for success]



Life and Laboratory Sciences – serves the pharmaceutical, biotechnology, and other industrial laboratory markets as well as scientists in government and academia with tools that enable discovery, R&D, and quality assurance. We also serve the healthcare market with rapid diagnostic tests and laboratory-automation products.



Measurement and Control – helps manufacturing customers across a wide range of industries – from food, beverage, and pharmaceutical to energy and environmental – to increase quality and improve productivity with analytical tools and online process instruments. Our instruments also help protect workers and the environment.



Optical Technologies – provides photonic components and devices used in applications from medical diagnostic and analytical instrumentation to scientific research, industrial manufacturing, and telecommunications equipment. In addition, we supply semiconductor manufacturing and testing instruments.

Please Note: *As this report was going to press, we fine-tuned the make-up of our three sectors. The Spectroscopy division, formerly part of Measurement and Control, is now a part of the re-named Life and Laboratory Sciences sector, and our Temperature Control division has moved from Optical Technologies to Measurement and Control. We also transferred the Thermo business that markets electrochemistry products from the Life and Laboratory Sciences sector into the Measurement and Control sector. We believe this structure enables us to better develop and provide integrated end-to-end solutions based on our customers' needs.*

The descriptions on this page reflect the new sectors. The chairman's letter, the "sectors at a glance" on pages 6 and 7, and the pie charts on page 14 provide retrospective information for the 2001 year. Therefore, they do not reflect the new sector configuration.

WHETHER IT'S HELPING SPEED DRUG DISCOVERY OR TELECOMMUNICATIONS, PROCESS IMPROVEMENT, OR QUALITY CONTROL, WE WORK HAND-IN-HAND WITH OUR CUSTOMERS TO HELP THEM DO – WHATEVER THEY DO – BETTER, FASTER, AND MORE COST-EFFECTIVELY.

Richard F. Syron



Chairman and Chief Executive Officer

To our shareholders:

Most of us will remember 2001 as the year the world changed. For Thermo Electron, 2001 demonstrated that the path we started down two years ago – to reinvent Thermo's organizational structure, capital structure, and operational focus – was the right one. When the economy turned from rapid growth to decline, we were well-positioned with an exceptionally strong balance sheet, steady progress with our company integration, and a road map for continuous operational improvements.

Through it all, we have focused steadfastly on our mission to simplify and unify the company. We are improving



Between January 31, 2000, and December 31, 2001, we ***outperformed*** *the S&P 500 by approximately:*

how we do things – because *what* we do is so important: helping scientists make discoveries that will fight disease and prolong life; ensuring the quality and safety of foods, pharmaceuticals, and the environment; improving manufacturing processes, materials science, and telecommunications. In short, producing products that enhance people's lives.

Thanks to the hard work of our employees throughout Thermo, I'm pleased to report that, in 2001, our diluted cash operating EPS* rose to $.96, from $.79 a year ago. Excluding $.07 in third and fourth quarter gains from the sale of FLIR Systems shares, diluted cash operating EPS was $.89 in 2001, an increase of 13 percent over 2000. Organic revenue growth was 5 percent in 2001, excluding unfavorable currency translation effects of 2 percent. Cash operating margin was 11.0 percent for the year, versus 11.6 percent in 2000, and we reported breakeven EPS as determined under generally accepted accounting principles (GAAP). Revenues were $2.188 billion, compared with $2.281 billion last year as a result of divestitures, and, to a lesser extent, the effects of currency translation.

These results demonstrate that, despite the turbulent economic conditions, we continue to build real value for our customers, shareholders, and employees. The rise in earnings per share is an obvious measure of increasing value. Stock performance, while admittedly more capricious, is another. In 2001, we slightly outperformed the S&P 500. However, between January 31, 2000, when we announced our plan to reinvent Thermo, and December 31, 2001, we outperformed the S&P 500 by approximately 75 percent.

But the last two years haven't been easy. There have been many changes and disruptions. "Business as usual" is long over for all of us. We are fortunate to have an extraordinary wealth of talent, creative energy, and good ideas across the company. And I've been very proud of how our people are pulling together to create a better Thermo for us all.

BUILDING THE NEW THERMO

We talk about the process we are going through to create a vibrant new Thermo as a play in three overlapping acts. Act One, the legal and financial restructuring of the company, is now complete. In August 2001, we distributed all of our shares of Kādant Inc. (formerly Thermo Fibertek), as a dividend to Thermo Electron shareholders. Likewise, we spun off Viasys Healthcare Inc. in November. Based on their stock prices at the time of distribution, together these spinoffs provided Thermo Electron shareholders with approximately $3.34 per share in value.

This February, we took private the last of our public companies, Spectra-Physics, a leader in next-generation semiconductor-based lasers and optical components. We are now one – and only one – company, organized into three sectors, Life Sciences (now Life and Laboratory Sciences), Measurement

*Cash operating EPS and cash operating margin, except where otherwise noted, exclude amortization of goodwill and intangibles, restructuring and unusual items, the results of discontinued operations, and extraordinary items. Organic revenue growth figures exclude the effects of currency translation.

75%


80%
60%
40%
20%
0%
(20%)
(40%)
TMO
S&P 500
January 31, 2000
December 31, 2001

and Control, and Optical Technologies.

A primary goal of our reorganization has been to make the company transparent and easy to understand. Our transformation has involved myriad transactions that are described in great detail in our financial statements. Having simplified Thermo Electron during the past two years, we look forward to delivering you future annual reports with accompanying financial statements that are less complex, reflective of our new structure. At the same time, we will continue to provide all the data necessary to understand the company.

[You can read about the three sectors "at a glance" on pages 6 and 7 of this report.]

We were fortunate to have begun Act One during a period of strong economic growth. We generated $1.6 billion in proceeds from the sale of non-core businesses, exceeding our goal. This large nest egg has allowed us to buy back our stocks and bonds and maintain a strong balance sheet, even as the economy has slowed. We will also use these proceeds to make strategic acquisitions – when the time and opportunity are right. All in all, with divestitures and spinoffs, our reorganization yielded $2.2 billion for the benefit of our shareholders.

DRIVING PRODUCTIVITY

Act Two is all about operational improvements – doing what we do better, faster, and more cost-effectively. During 2002, we will strive to become a more fully integrated operating company – one cohesive company in process, practice, and behavior. The downturn in the economy has underscored the need for us to move quickly to adjust our cost structure and enhance our business practices.

Under the leadership of Marijn E. Dekkers, our president and chief operating officer, we have made excellent progress in doing just that. We've established disciplined business processes, including a standardized calendar for company-wide strategic, operational, and human resource planning. And, we've instituted "operational excellence" initiatives to help us design, manufacture, and market our products more efficiently, creating a culture where we work to improve how we do things each and every day. For example, in 2001, we saved $17 million on sourcing, mostly by buying smarter and using our size as leverage in our supplier negotiations.

Some of the steps we have taken are painful. We've reduced our headcount by more than 1,000 since the first quarter of 2001, and reduced our number of facilities by 40. By the end of this year, we will have closed an additional 40 facilities around the world. But we believe these initiatives better position us to deliver high-quality, cost-effective products to our customers and strong earnings to our shareholders in this difficult economic climate. We will also be well-positioned to capitalize on opportunities when the economy does turn around.

DRIVING GROWTH

In our business, new product introductions are key to our continued growth. During 2001, we invested significantly in exciting market opportunities, including proteomics, photonics, bioinformatics, and clinical sensors. We've also begun the process of introducing "Thermo" to the marketplace. This is necessary because, historically, our customers have known us only by our individual brand names. We have initiated a unified branding strategy in which we're taking a comprehensive look at our marketing, advertising, and tradeshow presence across the board. In addition, we're appointing key account managers to serve our larger customers better, with a single point of contact to access an even broader array of Thermo products. Our people are working together across business lines to develop integrated systems based on customer needs – today and tomorrow.

And we are getting good results! Customers now understand that the people and products they've relied on for years are actually all from the same place – Thermo Electron. They turn to us because they want to partner with an expert who will listen closely to their needs, and marshal all the resources – technical, human, and financial – to provide them with the optimal solution.

Marijn E. Dekkers



President and Chief Operating Officer

REAPING THE BENEFITS

Act Three is about leveraging our strong industry position to reap even greater benefits with long-term growth. We have ambitious goals for the next several years. We expect to deliver average EPS growth of 15-plus percent through 2004, with organic revenue growth averaging 6 to 8 percent over the same time period. We have set a productivity growth target of 4 percent annually, and expect to put our balance sheet strength to good use with a combination of strategic acquisitions and share buybacks.

Obviously, the economy will be a big factor in our achieving these organic growth targets. While we are not anticipating significant improvement until the second half of 2002, we believe our array of instrument technologies, products, and service offerings is a natural hedge against a slowdown in any particular industry. For example, our Life Sciences sector performed quite well in 2001, with continued organic growth. Measurement and Control experienced slowdowns in some of its markets – like cement and steel – but saw its businesses serving the energy and environmental markets increase. Optical Technologies has had the most dramatic swing. In 2000, the semiconductor and telecommunications industries were high-fliers, and that sector's organic revenues grew more than 25 percent. That's in sharp contrast to the third and fourth quarters of 2001, when a steep decline in those same industries resulted in negative growth for the sector.

Our long-term growth strategy is premised on a balance of organic growth generated from our continued strong investments in new product development and acquisitions. However, we plan to now take a more strategic, "One Thermo" approach that builds on our strengths. We will also pursue a variety of strategic partnerships, from technology-sharing to co-marketing initiatives. You can read about one such successful alliance between our clinical lab automation business and Ortho-Clinical Diagnostics later in this report.

On the acquisitions front, we expect to focus primarily on higher-growth areas, as well as on "bolt-on" opportunities that expand the reach of our technology and enable us to provide the complete, integrated solutions that our customers now require. An important savings




17
40
70
23
30
ACTUAL & PROJECTED
2001
2002
2003
Sourcing Savings
($ m)


337
298
255
SALES MANUFACTURING
DEC 2000
2001
2002e
Real Estate
No. of Locations

criterion is that acquisitions contribute to top- and bottom-line growth. In all cases, we will consider a potential acquisition only when we are confident that we can integrate it quickly and seamlessly into our existing infrastructure.

Another key element of our growth strategy is to expand and enhance our service offerings for customers. A good example is our CarePlan, which merges our Spectroscopy division's four service forces into one customer-focused entity. CarePlan puts dedicated service resources closer to customers, while consolidating all spectroscopy parts, consumables, and repair services into one center in Madison, Wisconsin.

WINNING TOGETHER

At the start of this letter I said we were focusing resolutely on improving how we do things. In that case, I was referring to driving operational excellence. But there's another, equally important element to "how we do things." And that has to do with our values. This fall, our leadership team set out to articulate a set of guiding principles for Thermo. After a series of spirited discussions with a variety of participants over many weeks, we winnowed our list down to four. They are: *Integrity* – saying what we're going to do and doing it, and never cutting corners when it comes to ethical standards; *Intensity* – focusing on the customer and on our internal challenges with a passion for getting the job done right; *Innovation* – striving to discover the best solutions, for customers and for our own operations; and *Involvement* – partnering with our customers and our colleagues across Thermo because we are better together than we are on our own.

We expect all Thermo employees to live, breathe, and be measured against these values every day.

I am very proud of our rich history and of the company that we have become. And I am confident that we have a healthy and vibrant future ahead. As we continue on our successful path, I believe that the name "Thermo" will become synonymous with three things:

1. A great company – with employees who are energized and proud to be part of the team.
2. A technology leader – applying the best minds and the best technology to solve important problems for our customers and society.
3. A strong and consistent performer – delivering on our promises and providing increasing value to our customers, employees, and shareholders.

Thank you for being part of Thermo Electron.

Sincerely,

Richard F. Syron
Chairman and Chief Executive Officer
February 27, 2002

$834m



Life Sciences – Total revenues for the sector were $834 million in 2001, with organic revenues up 9 percent over 2000. Cash operating income margin was 16.2 percent. The revenue increase was driven by strong sales across the board. New product introductions were key to sector growth. For example, Analytical Instruments – which makes tools for drug discovery, proteomics, and life science research – unveiled its LCQ Deca™ XP Ion Trap and TSQ® Quantum triple quadrupole mass spectrometer in early 2001 and gained market share in that highly competitive market. Bioscience Technologies launched its groundbreaking Discovery SpeedVac for drug-discovery applications. Developed to customer specifications and beta-tested at Bristol-Myers Squibb, the SpeedVac greatly increases lab productivity. Finally, Clinical Diagnostics built on its platform of rapid diagnostic tools, introducing new point-of-care tests for infectious diseases, and expanded the reach of its optical immunoassay technology through strategic partnership agreements.

Our strategy is to put our best-in-class technologies together in complete, integrated solutions for customers. A prime example is our ProteomeX™, introduced in early 2001. The first completely integrated proteomics workstation, ProteomeX includes all the tools necessary for sophisticated proteomic analyses, from sample prep to analysis to knowledge-management software in one seamless package. We also plan to invest significant resources – both financial and human – in continuing to expand the capabilities of and applications for our technologies through internal R&D, acquisitions, and joint ventures.

$831m



Measurement and Control – Revenues for the sector were $831 million in 2001, essentially flat versus 2000 on a "same store" basis. Cash operating income margin was 12.6 percent. We saw sales erosion in most of our Process Instruments division, which was affected by the slowdown in the manufacturing sector of the economy. However, that division saw strong sales of gas-flow instruments used in the energy industry. In addition, the Environmental Instruments division had strong growth, driven by increased sales of chemical and radiation monitors. The sector made significant progress consolidating operations and improving operational efficiencies. We also saw strong demand for our new products, including the Solaar S Series AA and X Series ICP-MS instruments, introduced in October 2001.

Our strategy for 2002 and beyond is to build on our strong track record of driving margin improvement. To serve our customers even better, we will continue to develop products, systems, and service offerings tailored to the specific needs of customer end markets. We will also work to increase market share for our key technologies through bolt-on acquisitions that round out our product lines or help us expand into new, growing markets.

sectors at a glance


2001 revenues
pharmaceutical/ biotech 33%
clinical 26%
academic/ research 20%
quality 21%
environmental 8%
pharmaceutical 7%
process/quality 36%
energy 9%
food/beverage 9%
metals/ minerals 18%
chemical/ petrochemical 13%
biomedical 10%
telecom 11%
35% process/quality
semiconductor 17%
research 27%

Life Sciences *Measurement and Control* *Optical Technologies*



$526m



Optical Technologies – Revenues for the sector were $526 million in 2001, with organic revenues up 7 percent over 2000. Cash operating income margin was 7.4 percent. We experienced strong revenue growth in the first half of the year at Spectra-Physics, in our Semiconductor division, and to a lesser extent, in the Photonics division. However, the severe decline in the semiconductor and telecommunications industries during the second half of 2001 hit the sector hard, particularly in the Temperature Control division. Sharp market swings are a challenge to manage, yet we made significant progress improving productivity, and saw increasing demand for new products, including our Theta Probe, used in surface analysis for R&D and quality-control in next-generation semiconductors and other materials-science applications.

In 2002, we look forward to substantial operational improvements as we integrate Spectra-Physics. We expect the economic conditions in the markets we serve will continue to be challenging. However, our products and technologies enable next-generation applications in many growth markets, including microelectronics, biomedical, research, industrial, and telecommunications. Our strategy is to capitalize on the convergence of photonics and semiconductors, use alliances and partnerships to expand our reach, and leverage our position of strength with strategic acquisitions.



Team: Thermo Clinical Labsystems, Finland

Challenge: Find a more complete solution for high-volume clinical testing laboratories

Results: A fully automated system for routine clinical and specialty testing

Team: Ortho-Clinical Diagnostics, Europe

Whom did Johnson & Johnson's Ortho-Clinical Diagnostics division – a leader in the clinical diagnostic market – turn to when they wanted to automate routine clinical testing and expand the menu of tests they could offer their laboratory customers? The experts at Thermo Clinical Labsystems.

Ortho-Clinical Diagnostics already provided its European hospital and private laboratory customers with its market-leading Vitros Chemistry Systems, which offer 45 general chemistry tests, such as glucose, cholesterol, and enzymes using proprietary dry-slide technology. Thermo Clinical Labsystems served many of the same customers with our Thermo Konelab brand wet-chemistry analyzers used in special testing – for illicit drug use and therapeutic-drug monitoring, for example.

But these laboratory customers want a better way to handle the huge volume of tests they process daily – they typically analyze 500 to 1,500 samples, running 2,000 to 6,000 tests per day. Together, Ortho-Clinical Diagnostics and Thermo Clinical Labsystems could deliver a complete solution. Ortho-Clinical Diagnostics would supply the dry-slide chemistry systems and take the lead on marketing the automated system to their large and loyal customer base, while Thermo Clinical Labsystems would supply the wet-chemistry analyzers, the automation, the engineering – and the systems know-how to put it all together in a compact, high-volume, fully automated package for labs.

The partnership has been a tremendous success. We introduced the system to the European market in 2001, and everyone's happy – Ortho-Clinical Diagnostics, Thermo Clinical Labsystems, and most importantly – our customers! Sales have been robust.

But we're not resting on our laurels. We've already started working with customers and Ortho-Clinical Diagnostics to determine what additional modules, features, and capabilities they'd like for a next-generation system. We have tremendous momentum and expect to gain significant market share in the rapidly growing laboratory-automation market.

[case one]

Seamless Solutions

partnering for success


[partners for
seamless solutions]



Team: Thermo Elemental, England

Challenge: Develop rational ICP-MS market strategy; leverage shared technology

Results: Sales cooperation and great new products built with shared technology

Team: Thermo Finnigan, Germany



The year is 2000. Two intrepid competitors face off in the magnetic sector ICP-mass spectrometer elemental-analysis marketplace. These instruments are used in research and semiconductor applications, where ultimate detection limits and pinpoint accuracy are critical – and they sell for well over $300,000 each. The sales representatives from each business smile at each other when they cross paths at the customer's door. So what's the problem?

Both have "Thermo" on their business cards! One reads, "Thermo Finnigan," the other, "Thermo Elemental." Kind of embarrassing from a customer-relations, One Thermo point of view. And it's not a good use of valuable resources – technical, financial, and human. But it's not as surprising as it may seem. Both product lines came to Thermo as a result of separate acquisitions by two different Thermo businesses. In the spirit of One Thermo, both sides agree that there must be a better way. They decide to roll up their sleeves and find it – together.

In a series of lively meetings, they looked at the strengths and weaknesses of each product line, shared their knowledge about the customers and end-markets, and came up with a solution. Thermo Finnigan would concentrate on the magnetic sector ultra-high-resolution research market, while Thermo Elemental would focus on the lower-resolution routine-analytical market. In addition, both would support each other's sales efforts in their respective markets.

But this is not just a rational market strategy story – it's a product development one too. Thermo Elemental, meanwhile, was hard at work on a groundbreaking new product – the X Series ICP-mass spectrometer. The product director for Thermo Finnigan's magnetic sector mass spectrometers joined the X Series R&D team to share technical advances from Thermo Finnigan – features that Thermo Elemental ultimately incorporated into the X Series. And he, in turn, is using his experience at Thermo Elemental to improve the ease-of-use of Thermo Finnigan's product offerings.

Introduced in October 2001, the X Series is a hit. It's the world's smallest benchtop ICP-MS – a compelling feature for labs where space is at a premium – and provides the highest productivity and performance standards in its class. Sales of the X Series have been brisk. And sales of Thermo Finnigan's magnetic sector instruments have also been on the rise.

[case two]

Scientific Advancement

partnering for success


partners for
scientific advancement

[case three]



Team: Thermo NESLAB, New Hampshire

Challenge: Reduce HX Series manufacturing time by more than 50 percent

Results: Product shipped to customers 50 percent faster; $500,000 in annualized cost-savings

Thermo NESLAB had a problem. Over the last 30 years, its HX Series recirculating chillers had become the standard for temperature control in laboratory, laser, industrial, semiconductor, and medical applications. To meet customers' ever-changing needs, Thermo NESLAB had made continuous advances in the HX Series' design. However, a few things remained constant through the decades: the use of quality materials, superior and dependable performance – and the outmoded way that Thermo NESLAB manufactured the product.

In June of 2001, Thermo NESLAB established a cross-functional "HX Action Team" of hourly factory workers, production managers, and senior staff. Their mission: use proven Six Sigma techniques to improve their manufacturing process. The team set for themselves an ambitious goal and timeline: design and successfully implement a program to reduce HX production time by 50 percent – all within six months.

The first step was to take a hard look at the current production process. Thermo NESLAB used a traditional assembly line, which meant there were many holdups while workers waited for their colleagues upstream to finish their parts of the assembly. The team created a process map, detailing every aspect of production, and highlighting all bottlenecks and problem spots. Then the brainstorming began – how to eliminate downtime and glitches.

They settled on a "cellular" production concept. Instead of an assembly line with products moving to the worker, they would create a U-shaped production area with the workers in the center so people could move freely from one station to another. The team also reduced dramatically the number of process steps necessary to produce a finished product. Rather than the traditional one person/one function assembly method, people would perform multiple tasks – increasing job satisfaction, product quality, and productivity all at the same time.

The team met every milestone they set. And six months after the project started, with well-deserved fanfare and celebration, Thermo NESLAB shipped its first efficiently produced HX Series products off to customers. The team cut production time in half, reduced re-works by approximately 20 percent, and produced annualized savings of $500,000.

Other Thermo NESLAB teams are now hard at work on other projects to replicate their colleagues' success. And members of the HX Action Team will soon be sharing their knowledge with their peers from other Thermo businesses as part of a new Operational Excellence Best Practices Council – in the works for 2002.

[case three]

Operational Excellence

partnering for success


partners for
operational excellence
HX75
RECIRCULATING CHILLER
HX75
RECIRCULATING CHILLER

chemiluminescence

environmental-quality analysis

high-power semiconductor lasers

high-power solid-state lasers

high-precision temperature control

ion trap mass spectrometry

Geographic Distribution of Revenues


31%
europe
other
7%
17%
asia



laboratory informatics

process-control instruments

liquid and gas chromatography

molecular beam epitaxy

sample preparation and laboratory equipment

spectroscopy (aa, icp-ms, ft-ir, uv/vis, x-ray, xrf, xps, aes, esca)

triple quadrupole mass spectrometry

ultra-high vacuum

Thermo Electron End Markets


41%
semiconductor/
7%
3%
7%
materials/minerals

condensed consolidated statement of operations

(in thousands except per share amounts)	2001	2000	1999
Revenues	**$ 2,188,210**	$ 2,280,522	$ 2,294,620
Costs and Operating Expenses:			
Cost of revenues	**1,229,588**	1,258,686	1,245,773
Selling, general, and administrative expenses	**620,104**	646,920	658,297
Research and development expenses	**171,614**	176,756	171,100
Restructuring and other unusual costs (income), net	**132,702**	(67,855)	37,346
	2,154,008	2,014,507	2,112,516
Operating Income	**34,202**	266,015	182,104
Other Income (Expense), Net	**36,479**	(81,184)	(57,345)
Income from Continuing Operations Before Income Taxes, Minority Interest, Extraordinary Item, and Cumulative Effect of Change in Accounting Principle	**70,681**	184,831	124,759
Provision for Income Taxes	**(26,929)**	(112,217)	(64,428)
Minority Interest Income (Expense)	**5,840**	(10,567)	(23,048)
Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	**49,592**	62,047	37,283
Income (Loss) from Discontinued Operations	**—**	14,228	(163,325)
Provision for Loss on Disposal of Discontinued Operations, Net (a)	**(50,440)**	(100,000)	(50,000)
Loss Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	**(848)**	(23,725)	(176,042)
Extraordinary Item (b)	**1,061**	532	1,469
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	**213**	(23,193)	(174,573)
Cumulative Effect of Change in Accounting Principle	**(994)**	(12,918)	—
Net Loss	**$ (781)**	$ (36,111)	$ (174,573)
Earnings per Share from Continuing Operations Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle			
Basic	**$ .27**	$ .37	$ .24
Diluted	**$ .27**	$ .36	$ .22
Loss per Share			
Basic	**$ —**	$ (.22)	$ (1.10)
Diluted	**$ —**	$ (.22)	$ (1.12)
Weighted Average Shares			
Basic	**180,560**	167,462	157,987
Diluted	**183,916**	170,519	158,223

(a) Includes an income tax benefit of $22,741 and $104,000 in 2001 and 2000, respectively, and an income tax provision of $174,000 in 1999.

(b) Increased basic and diluted earnings per share by $.01 in 2001 and 1999.

condensed consolidated balance sheet

(in thousands)	2001	2000
Assets		
Current Assets:		
Cash and short-term investments	**$ 1,041,878**	$ 1,026,853
Accounts receivable	**410,960**	431,476
Inventories and unbilled contract costs and fees	**361,112**	412,672
Other current assets	**151,260**	223,058
Net assets of discontinued operations	**—**	371,470
	1,965,210	2,465,529
Property, Plant, and Equipment, Net	**270,712**	285,878
Long-Term Investments	**9,360**	17,110
Other Assets	**231,395**	183,974
Goodwill	**1,348,393**	1,378,663
Long-Term Net Assets of Discontinued Operations	**—**	531,823
	$ 3,825,070	$ 4,862,977
Liabilities and Shareholders' Investment		
Current Liabilities	**$ 1,142,039**	$ 728,551
Deferred Income Taxes and Other Deferred Items	**40,486**	47,230
Long-Term Obligations:		
Senior convertible obligations	**145,414**	172,500
Senior notes	**128,725**	150,000
Subordinated convertible obligations	**445,377**	1,177,565
Other	**7,986**	28,418
	727,502	1,528,483
Minority Interest	**6,901**	24,737
Shareholders' Investment	**1,908,142**	2,533,976
	$ 3,825,070	$ 4,862,977

condensed consolidated statement of cash flows

(in thousands)	2001	2000	1999
Operating Activities			
Net loss	$ **(781)**	$ (36,111)	$ (174,573)
Adjustments to reconcile net loss to income from continuing operations:			
(Income) loss from discontinued operations	**—**	(14,228)	163,325
Provision for loss on disposal of discontinued operations, net	**50,440**	100,000	50,000
Income from continuing operations	**49,659**	49,661	38,752
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**98,521**	97,486	91,429
Noncash restructuring and other unusual costs, net	**41,144**	22,865	30,214
Minority interest (income) expense	**(5,840)**	10,567	23,048
Equity in (earnings) loss of unconsolidated subsidiaries	**(4,699)**	47,315	7,274
Cumulative effect of change in accounting principle	**994**	12,918	—
Change in deferred income taxes	**(16,751)**	(39,700)	(28,378)
Loss (gain) on sale of businesses	**10,943**	(126,330)	—
Other noncash items, net	**3,429**	26,724	21,158
Changes in current accounts, excluding the effects of acquisitions and dispositions	**6,976**	(43,737)	5,234
Net cash provided by continuing operations	**184,376**	57,769	188,731
Net cash provided by discontinued operations	**4,025**	142,152	148,390
Net cash provided by operating activities	**188,401**	199,921	337,121
Investing Activities			
Purchases of investments	**(969,267)**	(473,576)	(554,870)
Proceeds from sale and maturities of investments	**787,311**	516,354	1,075,739
Purchases of property, plant, and equipment	**(84,799)**	(74,039)	(61,238)
Acquisitions, net of cash acquired	**(14,130)**	(15,808)	(344,615)
Acquisition of minority interests of subsidiaries	**(69,528)**	(307,166)	(43,176)
Proceeds from sale of businesses	**46,767**	253,583	61
Advance (to) from affiliates	**(16,088)**	(96,434)	8,633
Other	**48,236**	32,067	19,732
Net cash provided by (used in) continuing operations	**(271,498)**	(165,019)	100,266
Net cash provided by (used in) discontinued operations	**447,654**	394,596	(173,834)
Net cash provided by (used in) investing activities	$ **176,156**	$ 229,577	$ (73,568)

condensed consolidated statement of cash flows (continued)

(in thousands)	2001	2000	1999
Financing Activities			
Purchases and redemption of company and subsidiary common stock and debentures	**$ (511,393)**	$ (43,787)	$ (190,412)
Net proceeds from issuance of company and subsidiary common stock	**69,873**	58,466	14,896
Repayment of long-term obligations	**(43,129)**	(161,191)	(40,283)
Net proceeds from issuance of long-term obligations	**249**	14,577	16,813
Other	**(18,630)**	(23,560)	18,704
Net cash used in continuing operations	**(503,030)**	(155,495)	(180,282)
Net cash provided by (used in) discontinued operations	**(193,283)**	17,914	(106,601)
Net cash used in financing activities	**(696,313)**	(137,581)	(286,883)
Exchange Rate Effect on Cash	**704**	(12,880)	(16,125)
Increase (Decrease) in Cash and Cash Equivalents	**(331,052)**	279,037	(39,455)
Cash and Cash Equivalents at Beginning of Year	**636,252**	357,215	396,670
	305,200	636,252	357,215
Cash and Cash Equivalents of Discontinued Operations at End of Year	**(7,643)**	(130,728)	(119,371)
Cash and Cash Equivalents at End of Year	**$ 297,557**	$ 505,524	$ 237,844

report of independent public accountants

To the shareholders and board of directors of Thermo Electron Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Thermo Electron Corporation (a Delaware corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, cash flows, and comprehensive loss and shareholders' investment for each of the three years in the period ended December 29, 2001, appearing in the company's Form 10-K (not presented herein), filed with the Securities and Exchange Commission, which may be obtained by shareholders or other interested parties. In our report dated February 7, 2002 (except with respect to the matters discussed in note 19 to the consolidated financial statements, as to which the date is Febuary 25, 2002), also appearing in the company's Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 29, 2001, and December 30, 2000, and the related condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 29, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Effective December 31, 2000, the company changed its method of accounting for derivative instruments and hedging activities through the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Effective January 2, 2000, the company changed its method of accounting for revenue recognition on certain product shipments through the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Arthur Andersen LLP

Boston, Massachusetts
February 7, 2002

condensed selected financial information

(in millions except per share amounts)	2001	2000	1999	1998	1997
Statement of Operations Data					
Revenues	**$ 2,188.2**	$ 2,280.5	$ 2,294.6	$ 1,880.9	$ 1,811.5
Gross Profit	**958.6**	1,021.8	1,048.8	872.8	859.2
Operating Income	**34.2**	266.0	182.1	191.3	235.5
Income from Continuing Operations Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	**49.6**	62.0	37.3	93.8	142.4
Net Income (Loss)	**(0.8)**	(36.1)	(174.6)	181.9	239.3
Earnings per Share from Continuing Operations Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle:					
Basic	**.27**	.37	.24	.58	.93
Diluted	**.27**	.36	.22	.55	.87
Earnings (Loss) per Share:					
Basic	**—**	(.22)	(1.10)	1.12	1.57
Diluted	**—**	(.22)	(1.12)	1.08	1.45
Balance Sheet Data					
Working Capital	**$ 823.2**	$ 1,737.0	$ 1,291.6	$ 2,130.1	$ 1,983.8
Total Assets	**3,825.1**	4,863.0	5,071.8	5,217.9	4,731.6
Long-Term Obligations	**727.5**	1,528.5	1,566.0	1,786.4	1,463.9
Shareholders' Investment	**1,908.1**	2,534.0	2,013.5	2,256.1	2,004.0

shareholder services

Shareholders of Thermo Electron Corporation who desire information about the company are invited to contact the Investor Relations Department, Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111, or by e-mail at: investorrelations@thermo.com. We maintain a mailing list to enable shareholders whose stock is held in street name, and other interested individuals, to receive company information as quickly as possible. All material is also available from the company's Internet site at www.thermo.com, under "Investors."

stock transfer agent

American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038, (877) 777-0800. You may also send an e-mail to info@amstock.com, or visit the transfer agent's Internet site at www.amstock.com.

dividend policy

The company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the company's board of directors and will depend upon, among other factors, the company's earnings, capital requirements, and financial condition.

form 10-K report

A copy of the Annual Report on Form 10-K for the fiscal year ended December 29, 2001, as filed with the Securities and Exchange Commission, may be obtained at no charge by contacting the Investor Relations Department, Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046, (781) 622-1111, or e-mail: investorrelations@thermo.com. The Form 10-K is also available from the company's Internet site at www.thermo.com, under "Investors."

annual meeting

The annual meeting of shareholders will be held on Wednesday, May 15, 2002, at 3:30 p.m. in the auditorium of the Fleet Conference Center, 100 Federal Street, First Floor, Boston, Massachusetts.

forward-looking statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This summary annual report, other than the historical financial information, contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the General and Financial Information Appendix to this summary annual report. These include risks and uncertainties relating to: integration of the company's instrument businesses, implementation of the company's strategies for improving internal growth, the company's guarantee of obligations of a subsidiary that was spun off, the effect of exchange rate fluctuations on international operations, potential impairment of goodwill, the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, the effect of changes in governmental regulations, and dependence on customers' capital spending policies and government funding policies. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

board of directors

Richard F. Syron – Chairman of the Board and Chief Executive Officer

Peter O. Crisp – Vice Chairman, Rockefeller Financial Services, Inc.; Former Managing Partner, Venrock Associates (venture capital investments)

Marijn E. Dekkers – President and Chief Operating Officer

Frank Jungers – Consultant; Former Chairman and Chief Executive Officer, Arabian American Oil Company

John L. LaMattina – Executive Vice President, Pfizer Global Research and Development (pharmaceuticals)

Jim P. Manzi – Chairman, Stonegate Capital (personal investments); Former Chairman and Chief Executive Officer, Lotus Development Corporation (computer software)

Robert A. McCabe – Chairman, Pilot Capital Corporation (private equity investments)

Hutham S. Olayan – President, Olayan America Corporation (private investments and advisory services)

Robert W. O'Leary – Chairman and Chief Executive Officer, The Sagamore Group (change management); Former Chairman and Chief Executive Officer, Premier, Inc. (strategic healthcare alliance)

Michael E. Porter – Bishop William Lawrence University Professor, Harvard Business School

Elaine S. Ullian – President and Chief Executive Officer, Boston Medical Center

founder and chairman emeritus

George N. Hatsopoulos

Directors and Officers on March 1, 2002

officers

Richard F. Syron – Chairman and Chief Executive Officer

Marijn E. Dekkers – President and Chief Operating Officer

Kenneth J. Apicerno – Treasurer

Guy Broadbent – Vice President; President, Optical Technologies

Thomas J. Burke – Vice President, Global Business Services

Marc N. Casper – Vice President; President, Life and Laboratory Sciences

J. Timothy Corcoran – Vice President, Investor Relations and Communications

Seth H. Hoogasian – Vice President, General Counsel, and Secretary

Peter E. Hornstra – Corporate Controller and Chief Accounting Officer

Barry S. Howe – Vice President; President, Measurement and Control

Daniel F. Kelly – Vice President, Marketing

Theo Melas-Kyriazi – Vice President and Chief Financial Officer

Stephen G. Sheehan – Vice President, Human Resources

Peter M. Wilver – Vice President, Financial Operations

The intent of this summary annual report is to provide useful information on Thermo Electron Corporation in a format that is both concise and cost-effective. The company's complete audited financial statements are included in the General and Financial Information Appendix, distributed with the proxy statement and available in other cases upon request.

Thermo
ELECTRON CORPORATION

Thermo Electron Corporation

81 Wyman Street

Post Office Box 9046

Waltham, Massachusetts 02454-9046

800-678-5599

www.thermo.com